Exhibit 4.3

BRIGHTROLL, INC.

OPTION HOLDER ACKNOWLEDGEMENT AND AGREEMENT

As you know, BrightRoll, Inc. (“BrightRoll” or the “Company”) has entered into an Agreement and Plan of Merger with Yahoo! Inc. (“Yahoo”) and certain other parties thereto, dated November 10, 2014 (the “Merger Agreement”), which will result in BrightRoll becoming a wholly-owned subsidiary of Yahoo (the “Merger”). The Merger is expected to close as early as December 19, 2014, subject to customary closing conditions, but could close sooner or later than such date (the actual time for consummation of the Merger, the “Effective Time”).

What follows is a description of the treatment in the Merger of outstanding options to purchase BrightRoll common stock (“Company Options”) granted under BrightRoll’s Amended and Restated 2006 Stock Option/Stock Issuance Plan, as in effect from time to time (the “Plan”). Please read this document carefully. Additionally, and in order to timely process and deliver any cash payments to you and to timely process any assumption by Yahoo of Company Options held by you following the Effective Time, please sign and return this Acknowledgement and Agreement to Nikhil Matani of Gunderson Dettmer by email or using the enclosed return fax cover sheet as soon as possible but in no event later than December 9, 2014.

General Background on the Merger Consideration and Indemnification Obligations

Based on an estimated closing date of December 19, 2014, holders of Company common stock (“Company Stockholders”) will receive approximately $10.79 per share in consideration for their shares in the Merger (the “Per Share Amount”); however, this number is only an estimate and the actual per share consideration received by Company Stockholders could be higher or lower.

Not all of the Per Share Amount will be distributed to Company Stockholders on or immediately following the Effective Time. A portion of the aggregate Merger consideration will be withheld by Yahoo and deposited with an escrow agent (the “Escrow Amount”) in order to secure Yahoo’s rights of indemnification and recovery for, among other things, breach of the representations, warranties, covenants and agreements in the Merger Agreement and any failure to achieve certain third party contract amendments following the Effective Time prior to the deadlines set forth therefor in the Merger Agreement. An additional portion of the aggregate Merger consideration will be withheld by Yahoo and deposited with an escrow agent (the “Representative Fund Amount”) in order to fund the expenses of Shareholder Representative Services LLC (the “Representative”) in connection with the performance of its duties under the Merger Agreement and the escrow agreement related thereto. Holders of vested Company Options who become entitled to receive a cash-out payment in connection with the cancellation of their Company Options (as discussed below) will contribute to the Escrow Amount and the Representative Fund Amount pro-rata based on the amount of the aggregate Merger consideration that such individual is otherwise entitled to receive relative to all other holders of Company equity interests. Each holder’s pro-rata share of the Escrow Amount and the Representative Fund Amount will be paid to him or her (less applicable withholding taxes) if and to the extent such amounts are released and not otherwise distributed to Yahoo in accordance with the Merger Agreement and such escrow agreement or used by the Representative, as applicable, at the same time that such escrow amounts are released to all holders of Company equity interests subject to the escrow. Assuming there are no then-pending or unresolved indemnification claims, the term of the escrow with respect to the Escrow Amount is generally 16 months following the closing of the Merger, but early releases of portions of the Escrow Amount to holders of Company equity interests are possible beginning as early as the 10th month following the closing of the Merger if, following the Effective Time, certain amendments of the Company’s third party contracts are obtained within deadlines specified therefor in the Merger Agreement (each actual date of release, an “Escrow Release Date”).

In certain circumstances, the Merger Agreement provides that Yahoo may be able to seek indemnification from holders of Company equity interests, including vested Company Options in excess of the Escrow Amount. In these circumstances, the maximum amount payable by any such holder would be equal to the amount of the total Merger consideration received by such holder. Notwithstanding the foregoing, there is no limit on the damages Yahoo can seek to recover from any holder of Company equity interests in connection with such holder’s own fraud, willful breach or intentional misrepresentation or fraud, willful breach or intentional misrepresentation by or on behalf of the Company or one of its subsidiaries that such holder participated in or had actual knowledge of. These provisions are described in detail in Article 9 of the Merger Agreement.

By timely signing and returning this Acknowledgement and Agreement, you understand, acknowledge and agree to the treatment of your Vested Options as described above, and as further specified in the Merger Agreement. Copies of the Merger Agreement are on file with the Company and are available for your review upon request should you desire to understand in greater detail the specific terms and conditions that apply, in particular to the Escrow Amount and the Representative Fund Amount, under the Merger Agreement.

Treatment of Company Options

Vested Company Options

If You Do Not Wish to Exercise Your Vested Company Options Prior to Effective Time

Yahoo will not assume any Company Options or any portion of any Company Options that are vested as of the Effective Time (“Vested Options”). The Merger Agreement provides that each unexercised Vested Option outstanding as of the Effective Time will be cancelled and converted into the right to receive (less all applicable withholding taxes and subject to your execution of the letter of transmittal described below):

•	Promptly After the Effective Time: an amount in cash equal to the Per Share Amount multiplied by the number of shares of Company common stock subject to such Vested Options minus (a) the aggregate exercise price of all shares subject to such Vested Options and (b) the pro rata share of the Escrow Amount and the Representative Fund Amount, to be paid as promptly as practicable after the Effective Time, and

•	Promptly After Each Applicable Escrow Release Date: an additional cash amount (if any) equal to the portion (if any) of the pro rata share of the Escrow Amount and Representative Fund Amount required to be released from the escrow funds on such Escrow Release Date, in each case, as, when and if such disbursements are required to be made in accordance with the Merger Agreement.

No payment will be made with respect to (i) any Vested Option with a per share exercise price that equals or exceeds the amount of the Per Share Amount or (ii) any Company Option (or portion thereof) that is not a Vested Option at the Effective Time.

To facilitate the payments in respect of your Vested Options, you will need to complete a letter of transmittal and other ancillary documents. All payments in respect of Vested Options will be reduced by all applicable withholding taxes (which may include previously uncollected tax withholding arising in connection with your prior exercises of Company Options, if any). Tax withholding will apply only when payments are made to you, either at, or shortly after, the Effective Time, or when funds are released to you from the escrow funds. For U.S. taxpayers, please note that payments received in exchange for the cancellation of Vested Options constitute ordinary income (in the case of current and former employees, subject to income and employment tax withholding) regardless of whether the Vested Option was intended to be an incentive stock option or nonstatutory stock option under federal tax laws. Similarly, for holders of Vested Options in Canada and the United Kingdom (“U.K.”), payments received in exchange for the cancellation of Vested Options will be subject to income tax1 and social insurance contributions,2 which will be withheld from the payments.

If You Wish to Exercise Your Vested Company Options Prior to the Effective Time

You may choose to exercise your Vested Options prior to the Effective Time. If you wish to so exercise, please complete the exercise process on the Option Admin website no later than 12 PM, Pacific Time, December 8, 2014. No exercises of Company Options will be permitted after 12 PM, Pacific Time, December 8, 2014 and your completed option paperwork and payment must be received by that time. To exercise your Vested Options, you must provide Option Admin with a completed exercise notice and pay the aggregate exercise price and any applicable withholding taxes applicable to the Vested Options you are exercising, in cash, by the above date. If you exercise your Vested Options, you will be a Company Stockholder at the Effective Time and therefore a portion of the Merger consideration that you would otherwise receive for your shares will be held back from you for contribution to the Escrow Amount and Representative Fund Amount, as described above.

1	In Canada, if the Company Options qualify for favorable tax treatment, 50% of the cash payment may be excluded when computing the amount subject to income tax. For Quebec provincial tax purposes, only 25% of the income is excludable. Generally, stock options will qualify for such treatment if (i) the exercise price is equal to or greater than the fair market value of the shares at the time the options were granted, and (ii) the shares to be acquired pursuant to the options are considered “prescribed” shares, which are generally common shares with no offensive buyback provision. BrightRoll and Yahoo believe that the Company Options should qualify for such treatment and will withhold and report on the cash payment accordingly.
2	In Canada, the social insurance contributions consist of Canada Pension Plan (or Quebec Pension Plan, if applicable) contributions, to the extent the applicable contribution ceilings have not already been reached based on other income received during the year. No Employment Insurance (“EI”) contributions will be due.

In the U.K., the social insurance contributions consist of national insurance contributions.

Exercising Incentive Stock Options: If you exercise Vested Options that are intended to qualify as “incentive stock options” (“Vested ISOs”) under U.S. federal tax law, the aggregate amount of the Per Share Amount payable for the underlying shares (including the full amount of the Escrow Amount and Representative Fund Amount potentially payable with respect to those shares) minus the aggregate exercise price applicable to those shares (such difference, the “Vested Spread”) will be reported as ordinary income to you for U.S. federal income tax purposes. None of the Vested Spread reported to you as ordinary income in connection with your exercise of Vested ISOs will be subject to income or employment tax withholdings by the Company or Yahoo under applicable U.S. federal tax law. You will be responsible for such taxes. Please note that you should consult your own tax adviser to understand the tax consequences if you choose not to exercise your Vested ISOs.

Exercising Nonstatutory Stock Options: If you exercise Vested Options that do not qualify as incentive stock options and are instead considered “nonstatutory stock options” for U.S. federal income tax purposes (“Vested NSOs”), the Vested Spread will be reported to you, if you are a U.S. taxpayer, as ordinary income. The full amount so reported will be subject to all applicable income and employment tax withholdings. Similarly, if you are subject to tax in Canada or the U.K. and you exercise Vested NSOs (or Vested ISOs, if such options were granted to you), the Vested Spread will be subject to income tax3 and social insurance contributions.4

Please note that if your Vested Options remain outstanding at the Effective Time, they will automatically be cancelled and converted into the right to receive the cash payments described above. EXCEPT AS NOTED IN THE NEXT PARAGRAPH, YOU DO NOT NEED TO EXERCISE YOUR VESTED OPTIONS IN ORDER TO RECEIVE THE CASH PAYMENTS DESCRIBED ABOVE.

If your Vested Options will expire prior to the Effective Time or you otherwise want to exercise your Vested Options prior to the Effective Time, please contact Option Admin as soon as possible to make the appropriate arrangements. The Company will not process option exercises after 12 PM, Pacific Time, December 8, 2014 and your completed option paperwork and payment must be received by that time.

Unvested Company Options

Yahoo will assume all Company Options (or portions thereof) that are outstanding and unvested as of the Effective Time and are held by a Continuing Employee (each, an “Assumed Option”). A “Continuing Employee” is someone who is an employee of the Company or one of its

3	In Canada, if the Company Options qualify for favorable tax treatment (as described in footnote 1 above), 50% of the Vested Spread may be excluded when computing the amount subject to income tax. For Quebec provincial income tax purposes, only 25% of the Vested Spread may be excluded.
4	In Canada, Canada Pension Plan (or Quebec Pension Plan, if applicable) contributions will be due on the Vested Spread (to the extent applicable contribution ceilings have not otherwise been reached). No EI contributions will be due.

In the U.K., national insurance contributions will be due on the Vested Spread.

subsidiaries who will continue as an employee of Yahoo or one of its subsidiaries (including BrightRoll and its subsidiaries) immediately following the Effective Time. Each Assumed Option will become an option to purchase a number of shares of Yahoo common stock equal to the product (rounded down to the next whole number of shares of Yahoo common stock) of (A) the number of shares of Company common stock that would have been issuable upon exercise of the unvested Company Options or the unvested portions of Company Options, as applicable, immediately prior to the Effective Time and (B) the Equity Exchange Ratio. Each Assumed Option will have a per share exercise price for the shares of Yahoo common stock payable upon exercise of the Assumed Option equal to the quotient (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of Company common stock at which such unvested Assumed Option was exercisable immediately prior to the Effective Time by the Equity Exchange Ratio. For these purposes, the “Equity Exchange Ratio” is defined in the Merger Agreement and is calculated by dividing the Per Share Amount by the average per share closing trading price on the Nasdaq Global Select Market for Yahoo’s common stock for the twenty consecutive trading days ending on (and including) the date that is two trading days prior to the Effective Time.

Please note that except as described above and below, any Assumed Options will otherwise continue to have and be subject to the same terms and conditions (including, if applicable, the vesting arrangements and other terms set forth in the Plan and applicable option agreement) as are in place immediately prior to the Effective Time. Please note the following:

•	Assumed Options will be administered by Yahoo or its duly appointed delegate (currently Yahoo’s Compensation and Leadership Development Committee of its board of directors).

•	No Assumed Option will have an “early exercise feature” (which means that you will not be able to exercise an Assumed Option for unvested shares).

•	Each Assumed Option will be treated for U.S. tax purposes as a nonstatutory stock option, even if at the time such option was granted, it was intended for it to qualify as an incentive stock option under U.S. federal tax laws.

•	Events that may give rise to adjustments as provided in Section V.C of the Plan shall also include, without limitation, any dividend of property and any extraordinary cash dividend.

•	Each Assumed Option may only be exercised (to the extent vested) through a third-party administrator determined by Yahoo (currently E*Trade).

•	Upon exercise of an Assumed Option, applicable taxes (including social insurance and similar contributions) will be withheld via a method determined by Yahoo in accordance with applicable law.

•	Upon exercise of an Assumed Option, share certificates will not be issued.

Yahoo will not assume any Company Options that are outstanding and unvested as of the Effective Time and that are held by a Non-Continuing Employee. A “Non-Continuing Employee” includes anyone who will not continue employment with the Company or one of its subsidiaries or will not become an employee of Yahoo or one of its subsidiaries immediately after, and as a result of, the Effective Time. Unvested Company Options held by Non-Continuing Employees will be cancelled at the Effective Time, without consideration, pursuant to the terms of the Plan.

The tax information in this Acknowledgement and Agreement is summary information only and is given for your reference. You agree that the Company and its affiliates and successors are not providing and have not provided you with any tax or financial advice with respect to your Company Options and that you are relying solely on your own tax and other advisers in making any decisions regarding your Company Options. We encourage you to timely consult your own tax and financial advisers on these matters.

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Please indicate your acceptance of the terms and conditions described above by signing and returning this Acknowledgement and Agreement to Nikhil Matani of Gunderson Dettmer by email by December 9, 2014. You must sign and return this Acknowledgement and Agreement in order to receive Assumed Options with respect to your unvested Company Options and to receive the payments described above related to your Vested Options.

If you have any questions regarding this notice, the Merger or the transactions contemplated thereby, please contact Monique Ho of the Company via email. Please note that if the Merger is not consummated, you will not be eligible to receive any of the payments or Assumed Options described in this Acknowledgement and Agreement, and your Company Options will remain outstanding in accordance with their terms.

Very truly yours, BRIGHTROLL, INC.

By:
Name: Tod Sacerdoti
Title: Chief Executive Officer

Acknowledgement:

In signing below, I acknowledge and agree to the treatment of my Company Options as described above. I acknowledge and agree that Yahoo is relying on this Acknowledgment and Agreement in consummating the transactions contemplated by the Merger Agreement.

In the event the Merger does not close, this Acknowledgment and Agreement will be without force or effect.

Acknowledged and agreed to on December             , 2014. Optionee:

Signature

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